EXHIBIT 23.1

Consent of Independent Registered Public Accounting Firm

We consent to the incorporation by reference in the registration statements (Form S-8 No. 333-111537 and No. 333-104013) of the Modern Technologies Corporation Master Savings Plan, of our report dated March 12, 2007, with respect to the consolidated financial statements of MTC Technologies, Inc. and subsidiaries, MTC Technologies, Inc. and subsidiaries management’s assessment of the effectiveness of internal control over financial reporting and the effectiveness of internal control over financial reporting of MTC Technologies, Inc. and subsidiaries, included in this Annual Report (Form 10-K) for the year ended December 31, 2006.

/s/Ernst & Young LLP

Dayton, Ohio

March 12, 2007